UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File Number 1-15234
TECHNIP
(Exact name of Company as specified in its charter)
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6-8 allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 Courbevoie, France
+33 1 47 78 21 21
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)
______________

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share, nominal value €0.7625 per share
(Title of each class of securities covered by this Form)
______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

The present Form 15-F replaces the Form 15-F that was previously filed by Technip on August 6, 2007.

PART I
Item 1.	Exchange Act Reporting History
A. Technip (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 30, 2001 when the registration statement on Form F-4 originally filed with the Securities and Exchange Commission on August 10, 2001 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering (other than in offerings limited to employees of the Company and its subsidiaries) under the Securities Act of 1933 (the “Securities Act”) of ordinary shares, pursuant to the Registration Statement on Form F-4 referred to under Item 1 above.

Item 3.	Foreign Listing and Primary Trading Market
A. The Company has maintained a listing of its ordinary shares on Euronext Paris SA, which is located in the jurisdiction of the Republic of France. Euronext Paris SA constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the Euronext Paris SA (previously the Paris Bourse) on October 27, 1994 under the name Technip. The Company has maintained a listing of its ordinary shares on Euronext Paris SA for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning July 1, 2006 and ending June 30, 2007, 95.48% of trading in the Company’s ordinary shares occurred through Euronext Paris SA.

Item 4.	Comparative Trading Volume Data
The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is July 1, 2006 to June 30, 2007.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was 41,318 shares and 917,336 shares, respectively.

C. For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represents 4.51% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. Not applicable.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F. The Company used Euronext as the source of trading volume information with respect to trading on Euronext Paris SA and Bloomberg as the source of the trading volume information with respect to all other tradings including on the American Depositary Shares to determine whether it meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information
Not applicable.
Item 6.	Debt Securities
Not applicable.
Item 7.	Notice Requirement
A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on July 25, 2007.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers
Not applicable.

PART II
Item9.	Rule 12g3-2(b) Exemption
The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.technip.com.

PART III
Item 10.	Exhibits
None.
Item 11.	Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Technip has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Technip certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TECHNIP

Dated: August 16, 2007	By:	/s/ Thierry Pilenko
	Name:	Thierry Pilenko
	Title:	Chief Executive Officer